UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      For the month of:         October 2005
                      Commission File Number:      1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |X|                      Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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On October 17, 2005 Zarlink Semiconductor Inc. ("Zarlink Canada") filed with the
Canadian securities regulatory authorities (i) a Material Change Report on Form 51-102F3 reporting that it and its wholly-owned subsidiary, Zarlink
Semiconductor Limited ("Zarlink UK" and, collectively with Zarlink Canada, "Zarlink"), have signed an agreement to sell the assets of Zarlink UK's RF
(radio frequency) Front-End Consumer Business to Intel Corporation (UK) Limited ("Intel UK") and Intel Corporation ("Intel US"), and (ii) a copy of the Asset Purchase Agreement dated October 7, 2005 by and among Zarlink UK, Zarlink
Canada, Intel US and Intel UK (the "Asset Purchase Agreement").

Copies of the Material Change Report and the Asset Purchase Agreement are being furnished as Exhibits 99.1 and 99.2 to this report and incorporated herein by reference.

  Exhibit No.                     Description
  -----------                     -----------
     99.1         Material Change Report dated October 17, 2005

     99.2 Asset Purchase Agreement, dated October 7, 2005, by and among Zarlink Semiconductor Limited, Zarlink Semiconductor Inc., Intel Corporation and Intel Corporation (UK) Limited

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Zarlink Semiconductor Inc.

Dated: October 17, 2005                   By: /s/ Scott Milligan
                                              ---------------------------------
                                          Scott Milligan
                                          Senior Vice President of Finance and
                                          Chief Financial Officer

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